UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 10, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company” or “Fusion Fuel”), issued a press release announcing that its indirect subsidiary, Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”), has taken delivery of a new liquefied petroleum gas (“LPG”) bobtail tanker expected to generate approximately $1.6 million in annual recurring revenue at its target delivery run-rate, increasing Al Shola Gas’s fleet to 53 vehicles, with a fourth LPG bobtail currently on order and in production. The press release also announced that Al Shola Gas has obtained a Petroleum Products Permit from the Dubai Supreme Council of Energy authorizing continued gas cylinder distribution, transport, sale and storage, as well as the bulk transport, distribution and sale of LPG via tanker. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance and can be identified by words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology. Forward-looking statements in this press release include, but are not limited to, statements regarding: the expectation that the new bobtail tanker will reach a target monthly delivery volume of approximately 200 metric tons of LPG within four to six months of entering service; the expectation that the new bobtail will generate approximately AED 400,000 to AED 500,000 ($109,000 to $136,000) in monthly revenue, approximately AED 1.2 million to AED 1.5 million ($327,000 to $408,000) in quarterly revenue, and approximately AED 6.0 million ($1.6 million) in annual recurring revenue once its target volume is reached and sustained; the anticipated timeline for the new bobtail to reach its target delivery volume; the performance of Al Shola Gas’s existing bobtail fleet as an indicator of the new unit’s potential; the expected benefits of Al Shola Gas’s Petroleum Products Permit, including its effect on competitive positioning and the ability to pursue tenders and other distribution opportunities; the belief that increasingly rigorous Petroleum Products Permit requirements and enhanced enforcement under Dubai’s regulatory framework could reduce the number of non-compliant operators and create additional opportunities for fully permitted operators; the anticipated benefits of the bobtail currently in production, including the ability to serve customers in locations that are difficult to access with larger vehicles; the believed competitive advantage of obtaining a Petroleum Products Permit from stricter enforcement of United Arab Emirates (“UAE”) regulatory requirements in the LPG industry; and the Company’s strategy of growing recurring, cash-generative energy businesses in the UAE. These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance, conditions, or results. They involve known and unknown risks, uncertainties, and other important factors, many of which are outside the Company’s control, that could cause actual results to differ materially from those expressed or implied, including, without limitation: geopolitical instability or armed conflict in the Middle East region that could disrupt Al Shola Gas’s operations in the UAE; the Company’s ability to support the expansion of the operations of Al Shola Gas; the risk that the new bobtail does not achieve its targeted delivery volumes or revenue within the anticipated timeframe or at all; fluctuations in demand for LPG distribution services; the risk that anticipated regulatory tightening, enforcement actions, or market consolidation in Dubai’s LPG distribution market does not occur as expected or does not benefit fully permitted operators such as Al Shola Gas; regulatory changes affecting LPG distribution and engineering services in the UAE, including the risk that Al Shola Gas’s permits are not renewed or are revoked; the risk that the bobtail in production is not completed, delivered, or deployed as anticipated, or does not achieve expected operational or revenue benefits; volatility in energy markets and commodity prices; Al Shola Gas’s ability to obtain sufficient financing to support operations and growth initiatives; competition from existing or new LPG distributors in Dubai; risks related to foreign exchange, including the potential for adjustment of the AED/USD exchange rate that could reduce the U.S. dollar value of the contemplated revenue; risks associated with operating internationally, including in the UAE; and the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2026, the Company’s Annual Report on Form 20-F filed with the SEC on May 7, 2026, and other filings with the SEC. Actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. All forward-looking statements in this press release are qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press release dated September 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: September 10, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer and Interim Chief Financial Officer